UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 001-35022

Mission NewEnergy Limited
(Translation of registrant’s name into English)

Unit 4, 97 Hector Street West
Osborne Park, Western Australia 6017
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Documents Included as Part of this Report

Exhibit
Number	Description
99.1	Press release regarding Mission delivers first shipment of certified product, dated June 3, 2011
99.2	Press release regarding Presentation at Euro Pacific Investment Conference, dated June 8, 2011
99.3	Investor presentation June 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mission NewEnergy Limited

Date: June 8, 2011	By:	/s/ GUY BURNETT
	Name:	Guy Burnett
	Title:	Chief Financial Officer and Company Secretary